Exhibit 99.4

Abaxx Files Early Warning Report with Respect to Base Carbon

TORONTO, March 07, 2022 -- Abaxx Technologies Inc., (NEO: ABXX) (OTCQX: ABXXF) (“Abaxx” or the “Company”), a financial software company, majority shareholder of Abaxx Singapore Pte. Ltd., the Abaxx Commodity Exchange (AEX), and producer of the SmarterMarkets™ Podcast, announces it has filed an early warning report in respect of Base Carbon Inc. On March 3, 2022, Abaxx completed a distribution of 5,091,827 common shares (5,091,864 common shares minus fractional shares rounded down) (the “Base Carbon Shares”) of Base Carbon Inc. (“Base Carbon”) from its holdings to shareholders of Abaxx as a return of capital (the “Return of Capital”).

Immediately prior to the Return of Capital, Abaxx held 24,431,457 Base Carbon Shares (representing approximately 19.14% of the outstanding common shares of Base Carbon on an undiluted basis). Immediately after the Return of Capital, Abaxx held 19,339,630 Base Carbon Shares (representing approximately 15.15% of the outstanding common shares of Base Carbon on an undiluted basis). As a result of the Return of Capital, the percentage of Base Carbon Shares Abaxx had ownership, control or direction over decreased by more than 2% of Base Carbon’s issued and outstanding common shares. The Base Carbon Shares held by Abaxx are for investment purposes and 16,408,136 Base Carbon Shares are subject to an escrow time-based release schedule, as more fully described in the listing statement filed under Base Carbon’s SEDAR profile on March 2, 2022.

In accordance with applicable securities laws, Abaxx may, from time to time and at any time, acquire additional shares and/or other equity, debt or other securities or instruments of Base Carbon in the open market or otherwise, and reserves the right to dispose of any or all of such securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to such securities, the whole depending on market conditions, the business and prospects of Base Carbon and other relevant factors, subject to applicable escrow restrictions. A copy of the early warning report will be filed by Abaxx under Base Carbon’s profile on SEDAR at www.sedar.com or may be obtained at Abaxx’s head office address at 902-18 King St. E., Toronto, Ontario M5C 1C4.

About Abaxx Technologies

Abaxx is a development stage financial software company creating proprietary technological infrastructure for both global commodity exchanges and digital marketplaces. The company’s formative technology increases transaction velocity, data security and facilitates improved risk management in the majority owned Abaxx Singapore Pte. Ltd. (“AEX”, or “Abaxx.Exchange”) - a commodity futures exchange seeking final regulatory approvals as a Recognized Market Operator (“RMO”) and Approved Clearing House (“ACH”) with the Monetary Authority of Singapore (“MAS”). Abaxx is a founding shareholder in Base Carbon Corp. and the creator and producer of the SmarterMarkets™ podcast.

For more information, please visit abaxx.tech, abaxx.exchange and SmarterMarkets.media

Media and investor inquiries:

Abaxx Technologies Inc.

Paris Golab, Head of Investor Relations
Tel: +1 246 271 0082

E-mail: ir@abaxx.tech